UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240. 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240. 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Rand Logistics, Inc.

(Name of Issuer) Common Shares

(Title of Class of Securities)

752182-10-5

(CUSIP Number)

March 27, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1 (c)
☐	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 752182-10-5	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Brent D. Baird
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.37% (based on 18,624,431 common shares outstanding as of February 13, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended December 31, 2016

12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 752182-10-5	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer.

Rand Logistics, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

333 Washington Street

Jersey City, New Jersey 07302

Item 2.

(a)	Name of Person Filing.

Brent D. Baird

(b)	Address of Principal Business Office or, if none, Residence.

1350 One M&T Plaza

Buffalo, New York 14203-2396

(c)	Citizenship.

United States

(d)	Title of Class of Securities.

Common Shares

(e)	CUSIP Number.

752182-10-5

Item 3.

If this statement is filed pursuant to §240. 13d-1(b), or §240. 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

(b)	☐	Bank as defined in section 3 (a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP NO. 752182-10-5	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned.

1,000,000

(b)	Percent of Class.

5.37% (based on 18,624,431 common shares outstanding as of February 13, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended December 31, 2016

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,000,000

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,000,000

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP NO. 752182-10-5	13G	Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2017

/s/ Brent D. Baird
Brent D. Baird